Hi

In prior communications from Arnie Wallenstein and me, we've related our exciting journey developing an amazing technology that lets windows generate electricity, all while preserving window views. Development is completed, automated manufacturing is in place, and we're embarking on commercial sales.

To do so, we now need to begin a serious effort to partner with major window and glass companies, and to generate revenue. To get us to positive cash flow and profitability, we are embarking on a new round of crowdfunding.

To get started, we're doing a soft launch with a "Test the Waters" (TTW) campaign. Here is the link to our Wefunder TTW: https://wefunder.com/stellaris.corporation/join

I'd be honored if you would review our TTW campaign page and consider making an indication of interest. Again, thank you so much for your interest and I hope you'll consider helping us on our important journey.

Best regards,

Jim

*Note: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.*